Ardagh Group S.A. – Proposed Board Appointments

Ardagh Group S.A. (“Ardagh”) announces that its board has nominated Abigail Blunt, Yves Elsen and Oliver Graham for election as directors of Ardagh at its next Annual General Meeting in April.

Abigail Blunt

Abigail (“Abby”) Blunt, a US national, currently serves as Global Head of Government Affairs and Advisor to the Board of The Kraft Heinz Company. Prior to joining Kraft Foods Global, a predecessor to Kraft Heinz, in 2007, Ms Blunt was Senior Director of Federal Government Relations at Altria Corporate Services Inc., which she joined in 2001. Earlier in her career, Ms. Blunt gained extensive legislative and political experience as Finance Director of the National Republican Congressional Committee, as Foundation Director with the US Chamber of Commerce and as a legislative aide in the US House of Representatives. Abby is based in Washington DC.

Yves Elsen

Yves Elsen, a Luxembourg national and resident, is CEO and managing partner of HITEC Luxembourg S.A., a Luxembourg-based industrial and technology company serving contractors in over 20 countries around the world. Prior to this, Mr. Elsen founded and led SATLYNX S.A., following extensive experience with listed satellite operator SES - Société Européenne des Satellites S.A.. He was a member of the supervisory board of Villeroy & Boch AG from 2013 to 2019 and its Chairman from 2017. Mr. Elsen is Chairman of the board of governors of the University of Luxembourg.

Oliver Graham

Oliver (“Ollie”) Graham, a UK national, is CEO of Ardagh’s Global Metal Beverage business, comprising Europe, North America and South America, a position he has held since January 1, 2020. Before taking up his current role, Mr. Graham was CEO of Metal Beverage Europe with responsibility for Metal Beverage Brazil, as well as being Group Commercial Director. He joined Ardagh in 2016 following the acquisition of the metal beverage business, prior to which he was Group Commercial Director at Rexam PLC. Mr. Graham joined Rexam PLC in 2013 from The Boston Consulting Group, where he was a partner.

Abby Blunt and Yves Elsen will be proposed to join the board of directors of Ardagh Group S.A. as independent non-executive directors. Upon confirmation of these appointments at the Annual General Meeting, the board of directors of Ardagh Group S.A. will expand to fourteen members, including six independent non-executive directors. Abby Blunt and Ollie Graham will join a new board sustainability committee, which will be constituted in February. Yves Elsen will join the audit committee.

Ardagh Group S.A. is a global supplier of infinitely recyclable metal and glass packaging for the world’s leading brands. Ardagh operates more than 50 metal and glass production facilities in 12 countries across three continents, employing over 16,000 people, with sales of $7bn.

Media:Pat Walsh, Murray Consultants    +1 646 776 5918 / +353 87 2269345

pwalsh@murraygroup.ie

Investors:john.sheehan@ardaghgroup.com

January 23, 2020